Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO ENTER A LONG-TERM LICENSE FOR TOM FORD FASHION WITH THE ESTÉE LAUDER COMPANIES

As part of this transaction, Zegna Group will acquire operations of the TOM FORD fashion business necessary to perform its obligations as licensee

November 15, 2022 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna”, or “Zegna Group”) announced today that it has signed an agreement to enter a long-term license for TOM FORD fashion with The Estée Lauder Companies (“ELC”). This license is contingent upon the closing of the acquisition of TOM FORD by ELC, which is expected to occur during the first half of calendar 2023. ELC will be the sole owner of the TOM FORD brand and all its intellectual property.

Zegna Group, the owner of the Zegna and Thom Browne brands, will become a long-term licensee of ELC for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile and home design products. The Estée Lauder Companies and Zegna Group will align closely on the creative direction to continue building on the luxury positioning of the TOM FORD brand.

Zegna Group’s ambition is to position TOM FORD among the most respected and successful luxury fashion brands, leveraging the Zegna Group’s platform and capitalizing on the uniqueness of the TOM FORD brand.

Tom Ford, Founder and CEO of Tom Ford International, will continue to serve as the brand’s creative visionary after closing and through the end of calendar 2023.

“TOM FORD is one of the most iconic and distinctive ultra-luxury brands in the world and this next step together perfectly aligns with our strategy. We have been partners and shareholders of the TOM FORD fashion business since its inception and I have worked with Tom for many years and consider him an esteemed friend,” said Ermenegildo “Gildo” Zegna, CEO of Ermenegildo Zegna Group. “This transaction is our first since our listing on the New York Stock Exchange in December 2021, and confirms our commitment to leverage our platform to create value for all of our stakeholders.”

Transaction Details

•	Zegna’s 20-year licensing agreement with The Estée Lauder Companies allows for an automatic renewal for further 10 years subject to certain minimum performance conditions

•	As part of this transaction, Zegna will acquire operations of the TOM FORD fashion business necessary to perform its obligations as licensee

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The transaction, which Zegna will finance with cash on hand, is expected to be EPS accretive for Zegna shareholders within the first full year post-closing (pre-synergies and related implementation costs)

•	The transaction, which has been unanimously approved by Zegna’s Board of Directors, is expected to close by the second quarter of 2023, subject to regulatory approvals, and other customary conditions

In this transaction, Zegna received financial advice from UBS with a team led by Riccardo Mulone.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates, and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 299 are directly operated by the Group as of September 30, 2022 (242 Zegna stores and 57 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts

Investor Relations/Group Communications

Francesca Di Pasquantonio

francesca.dipasquantonio@zegna.com

+39 335 5837669

Media

Marco Rubino

Community

+39 335 6509552

Brunswick Group

Brendan Riley / Daria Danelli / Marie Jensen

briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com

+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

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About The Estée Lauder Companies Inc.

The Estée Lauder Companies Inc. is one of the world’s leading manufacturers, marketers, and sellers of quality skin care, makeup, fragrance, and hair care products. The company’s products are sold in approximately 150 countries and territories under brand names including: Estée Lauder, Aramis, Clinique, Lab Series, Origins, M·A·C, La Mer, Bobbi Brown, Aveda, Jo Malone London, Bumble and bumble, Darphin Paris, TOM FORD BEAUTY, Smashbox, AERIN Beauty, Le Labo, Editions de Parfums Frédéric Malle, GLAMGLOW, KILIAN PARIS, Too Faced, Dr.Jart+, and the DECIEM family of brands, including The Ordinary and NIOD.

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans related to the transaction described herein, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the transaction described herein, including the timing and structure of the transaction and the benefits of the transaction. The Company cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the risk that the transaction may not be completed in a timely manner or at all, and other risks and uncertainties, including those described in the Company’s filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.